Exhibit 4. Organizational Structure

Exhibit 4-1: Organization Chart

(as of October 23, 2017)



```
                        General Meeting of Shareholders
                                     |
                                     |————————— Board of Corporate Auditors
                                     |
                              Board of Directors
                                     |
        Supervisory Committee ——————|
                                     |
        Personnel Council ——————————|—— President —————— Managing Directors Meeting
                                     |
        Directors and General ——————|
        Managers Meeting
                                     |
        Internal Audit Division ————|———————— Credit Rating Council
                                     |
        Chief Compliance Officer ———|———————— Rating Criteria Committee
                                     |
        Compliance Management Division ——————— Rating Committee
                                     |
        |—— Rating Planning Department
        |
        |—— Rating Administration Department
        |
        |—— Hybrid Finance Division
        |
        |—— Financial Institution Rating Department
        |       |—— Public Sector Rating Division
        |
        |—— Corporate Rating Department I
        |       |—— Medical & Educational Institution Rating Division
        |
        |—— Corporate Rating Department II
        |       |—— SME Rating Division
        |
        |—— Structured Finance Dept.
        |
        |—— Project & Asset Finance Dept.
        |
        |—— International Dept.
        |
        |—— Green Bond/ ESG Evaluation Dept.
        |
        |—— Information Services Dept.
        |       |—— Translation Division
        |
        |—— Relationship Management Dept.
        |
        |—— Corporate Management & Planning Dept.
                |—— Financial Technology Division
                |—— Research Division
```

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Internal Audit Division	Internal audit for all departments, divisions and groups of the company	Division Manager/ Seiichiro Uji
Compliance Management Division	Assistance to the Chief Compliance Officer	-
Rating Planning Department	Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings	General Manager/ Kenji Sumitani
Rating Administration Department	Providing administrative services to rating-related Committees and rating operations	General Manager/ Kenji Sumitani
Hybrid Finance Division	Assisting other rating departments' rating operations concerning evaluation of hybrid financial instruments	Division Manager/ Kiichi Sugiura
Financial Institution Rating Department	Rating operations on financial institutions, Research and study on the financial industry, Management of Public Sector Group	General Manager/ Shozo Matsumura
Public Sector Rating Division	Rating operations on the public sector, Research and studies on the public sector	Division Manager/ Atsushi Kato
Corporate Rating Department I	Rating operations for residents (mainly non-manufacturing), Management of Medical & Educational Institution Rating Division	General Manager/ Mikiya Kubota
Corporate Rating Department II	Rating operations for residents (mainly manufacturing), Management of SME Rating Division	General Manager/ Hiroyuki Chikusa
Medical & Educational Institution Rating Division	Rating operations on medical and educational institutions	Division Manager/ Shigenobu Tonomura
SME Rating Division	Rating operations on small and medium sized enterprises (SMEs)	Division Manager/ Hiroyuki Chikusa
Structured Finance Department	Rating operations for structured finance products, Research and study on the structured finance products	General Manager/ Shigeo Sugiyama
Project & Asset Finance Department	Rating operations for project finance, asset finance, syndicated loan, etc., Research and study on the project finance, etc.	General Manager/ Fumihiro Honda
International Department	Rating operations for non-resident entities	General Manager/ Atsushi Masuda
Green Bond/ ESG Evaluation Department	Evaluating Green bonds and other ESG factors, Research and study on Green bond, ESG and other related issues	General Manager/ Atsuko Kajiwara
Information Services Department	Providing rating information, planning, editing, publication, and selling of published matters issued by the Company	General Manager/ Shoji Yamamoto
Translation Division	English translation of published matters and in-house documents	Division Manager/ Shoji Yamamoto
Relationship Management Department	Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others	General Manager/ Yusuke Harada
Corporate Management & Planning Department	Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting, Items related education and training of employees	General Manager/ Yoshinori Namioka
Financial Technology Division	Planning of items related to systems for rating	Division Manager/ Hiroyuki Ikeuchi
Research Division	Research and study on politic, economic and financial situation in and outside Japan	Division Manager/ Koichi Tajima

(As of May 21, 2018)

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-3:
Directors' Areas/Departments of Responsibilities

Director	Areas/Departments of Responsibilities
Shokichi Takagi President	Overall
Yoichiro Yokoyama Director	Overseeing of Rating departments and divisions Rating Planning Department Rating Administration Department Matters directly requested from the President
Haruki Iinuma Director	Outside Director
Shigeo Kusuoka Director	Outside Director
Kiichiro Masui Director	Outside Director

Executive Officers' Areas/Departments of Responsibilities

Executive Officer	Areas/Departments of Responsibilities
Yusuke Harada Managing Executive Officer	Relationship Management Department Matters directly requested from the President
Takuro Shimada Managing Executive Officer	Hybrid Finance Division Corporate Rating Department Ⅰ Corporate Rating Department Ⅱ Matters directly requested from the President
Shozo Matsumura Managing Executive Officer	Financial Institution Rating Department Structured Finance Department Project & Asset Finance Department International Department Matters directly requested from the President
Yoshinori Namioka Executive Officer	Green Bond/ ESG Evaluation Department Information Services Department Corporate Management & Planning Department Matters directly requested from the President

(Effective June 1, 2018)

JCR does not register the class of asset backed securities as a NRSRO ratings.